December 2, 2010

Ms. Maryse Mills-Apenteng

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE: WTTJ Corp.

        Form 10-Q for the period ending Sept. 30, 2010

        File No. 000-54082

Dear Ms. Mills-Apenteng:

Thank you for your comment letter regarding our Form 10-Q.  We have the following responses and my numbering follows your letter of November 22, 2010.

General

3. We have corrected the Form 10-Q in an amendment filed with this letter to confirm that our business is an Internet travel website focused on the destination of Macau.

Item 3. Controls and Procedures

4.

We confirm our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the specific time periods and to ensure that information required to be disclosed in the reports filed or submitted under the Act is accumulated and communicated to management including the principal executive and principal financial officer or persons performing similar functions to allow timely decisions regarding disclosure.  We will conform our disclosure in future filings.

5.

I, Peter Klamka, am the principal financial officer. Future filings will reflect conclusions of Peter Klamka as principal financial officer regarding the effectiveness of controls and procedures. The certifications required by Rules 13a-14(a) and 15d-14(a) will also be provided by our principal financial officer in future filings.

6.

 We acknowledge this comment and will, if needed, assure that if a qualification is needed in future filings the principal executive and principal financial officer will state the controls and procedures are effective at the “reasonable assurance” levels assuming that is a true statement.

Sincerely,

WTTJ Corp.

/s/ Peter Klamka

Peter Klamka

Chief Financial and Executive Officer